SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)





                           TROY FINANCIAL CORPORATION
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                                (Name of Issuer)



                    COMMON STOCK $0.0001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)



                                   897329 10 8
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                                 (CUSIP Number)



                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  897329 10 8              13G/A                 Page  2  of   4  Pages
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         The Troy Savings Bank Employee Stock Ownership Plan Trust

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                    (a)   |_|
                                                                    (b)   |_|

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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                              5.   SOLE VOTING POWER
  NUMBER OF                        747,583
    SHARES                    --------------------------------------------------
 BENEFICIALLY                 6.   SHARED VOTING POWER
   OWNED BY                        206,429
     EACH                     --------------------------------------------------
  REPORTING                   7.   SOLE DISPOSITIVE POWER
    PERSON                         747,583
    WITH                      --------------------------------------------------
                              8.   SHARED DISPOSITIVE POWER
                                   206,429

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         954,012

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (see instructions)

                                                                            |_|

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.77%

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12.      TYPE OF REPORTING PERSON (see instructions)

         EP

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

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CUSIP NO.  897329 10 8              13G/A                 Page  3  of   4  Pages
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                  This Amendment No. 2 amends the initial Schedule 13G filed on
February 14, 2000 by The Troy Savings Bank Employee Stock Ownership Plan Trust relating to the common stock, par value $0.0001 per share, of Troy Financial Corporation.


ITEM 4.           OWNERSHIP.

                  Item 4 is hereby amended and restated in its entirety as follows:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount beneficially owned:

                           954,012

                  (b)      Percent of class:

                           9.77%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote

                                    747,583

                           (ii)     Shared power to vote or to direct the vote

                                    206,429

                           (iii) Sole power to dispose or to direct the disposition of

                                    747,583

                           (iv) Shared power to dispose or to direct the disposition of

                                    206,429


                  The Troy Savings Bank Employee Stock Ownership Plan Trust (the "Trust") was established pursuant to The Troy Savings Bank Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustee must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustee in the same proportion for and against proposals to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts. Any allocated shares that are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.





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CUSIP NO.  897329 10 8              13G/A                 Page  4  of   4  Pages
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ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Item 6 is hereby amended and restated in its entirety as follows:

                  RSGroup Trust Company is the trustee ("Trustee") of the Trust which holds 954,012 shares of Common Stock, of which 206,429 shares will be allocated to the accounts of participating employees as of December 31, 2001, and 747,583 shares of which have not yet been allocated to the accounts of participating employees and which will be voted by the Trustee pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. The ESOP does not own more than 5% on behalf of another person.



ITEM 10.          CERTIFICATIONS.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         The Troy Savings Bank Employee Stock
                                         Ownership Plan Trust

Date:  February 14, 2002          By:    /s/Stephen P. Pollak
                                         Name: Stephen P. Pollak
                                         Title: Executive Vice President
                                             RSGroup Trust Company
                                             Trustee for The Troy Savings Bank
                                             Employee Stock Ownership Plan Trust